

July 22, 2010

Mr. Malon Wilkus
President and Chief Executive Officer
American Capital Agency Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

      Re: **American Capital Agency Corp.**
             Form 10-K for the year ended December 31, 2009
             Filed February 24, 2010
             Form 10-Q for the quarter ended March 31, 2010
             Filed May 3, 2010
             File No. 001-34057

Dear Mr. Wilkus:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Daniel L. Gordon
                Branch Chief

cc: Samuel A. Flax, Esq. (*via facsimile*)